[redacted]

11017128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2011
Washington, DC
124

SEC FILE NUMBER
8-49817

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Witenberg Investment Companies, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 N. CAMDEN DRIVE SUITE 600
(No. and Street)

BEVERLY HILLS	CA	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Urner — 310-724-5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name – *if individual, state last, first, middle name*)

8 Chatham Place	Dix Hills	NY	11746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I Christopher Urner wear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Witenberg Investment Companies, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
JASBIR SWATCH
No: 09-10982-1
My Appointment Expires Sept. 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder
Witenberg Investment Companies, Inc.

We have audited the accompanying statement of financial condition of Witenberg Investment Companies, Inc. as of December 31, 2010 and the related statements of income, changes in stockholder's equity and cash flows that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Witenberg Investment Companies, Inc. at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 21, 2011

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 27,984
Deposit with clearing broker	772,166
Receivable from brokers	26,800
Property and equipment - at cost, less accumulated depreciation of $107,999	12,936
Other assets	30,552
Total Assets	**$ 870,438**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 179,055
Stockholder's Equity	
Common stock, no par value, 10 shares authorized, 1 share issued and outstanding	500
Retained earnings	690,883
Total Stockholder's Equity	691,383
Total Liabilities and Stockholder's Equity	**$ 870,438**

See accompanying auditors' report and notes to financial statements.

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	
Trading	$1,172,293
Interest and dividends	91,565
Total Revenues	1,263,858
Operating Expenses	
Compensation and employee benefits	442,575
Clearance fees and commissions	214,947
Professional fees	110,418
Interest	48,234
Regulatory fees and assessments	40,212
Occupancy expense	189,979
Communication	58,518
Other expenses	142,173
Total Operating Expenses	1,247,056
Net Income	$ 16,802

See accompanying auditors' report and notes to financial statements.

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Retained Earnings	Stockholder's Equity
Balance - December 31, 2009	$ 500	$ 873,082	$ 873,582
Dividends	-	(199,001)	(199,001)
Net income - 2010	-	16,802	16,802
Balance - December 31, 2010	**$ 500**	**$ 690,883**	**$ 691,383**

See accompanying auditors' report and notes to financial statements.

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities	
Net income	$ 16,802
Adjustment to reconcile net income to net cash flows from operating activities	
Depreciation and amortization	3,690
Changes in operating assets and liabilities	
Decrease in receivable from brokers	156,752
Decrease in other assets	1,902
Increase in accrued expenses	4,200
Cash Flows Provided By Operating Activities	183,346
Cash Flows from Investing Activities	
Purchase of property and equipment	(2,339)
Cash Flows Used For Investing Activities	(2,339)
Cash Flows from Financing Activities	
Dividends paid	(199,001)
Cash Flows Used For Financing Activities	(199,001)
Net Decrease in Cash and Cash Equivalents	(17,994)
Cash and Cash Equivalents, Beginning	45,978
Cash and Cash Equivalents, End	**$ 27,984**
Supplemental Disclosure:	
Cash paid during the period ended for Interest	**$ 48,234**

See accompanying auditors' report and notes to financial statements.

WITENBERG INVESTMENT COMPANIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 1 - Summary of Significant Accounting Policies

Witenberg Investment Companies, Inc., (the "Company"), which became a broker-dealer in 1997, is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Securities Owned

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies - (Continued)

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less.

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation for Federal and State income tax purposes, whereby, the individual stockholder of the Company includes the Company's income or loss on his individual income tax returns. Accordingly, no provision for Federal income tax has been provided. The Company has provided for the State minimum income tax. In addition, pursuant to the "S" election, the Company has provided for the built in capital gains tax subject to the conversion and eliminated the deferred taxes for Federal purposes.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Note 2 - Deposit with Clearing Broker

The Company operates principally under a clearance agreement with its clearing broker, whereby such broker assumes and maintains the Company's customer accounts. As part of the agreement, the Company will be required to maintain cash or securities of not less than $750,000.

Note 3 - Receivable from Brokers

Receivable from brokers arise as a result of the Company's normal security transactions.

Note 4 - Commitments and Contingencies

Lease

The Company leases several office spaces, on a month-to-month basis, from an affiliated company, owned by the Company's stockholder. The affiliated company's lease terms extend through September 2012. Monthly lease payments, ranging from $11,749 to $13,483 and are subject to escalations charges based on increases for real estate taxes and other operating expenses. The lease payments made by the Company approximate the payments due by the affiliated company to the landlord.

Contingencies

During 2009, the Los Angeles Office of the Securities and Exchange Commission conducted a broker-dealer examination focusing on the activities of an investment adviser whose advisory clients maintained brokerage accounts for the Company. The SEC staff sent the Company a deficiency letter raising issues with respect to possible violations of SEC and FINRA rules. The Company has sent an extensive response letter to the SEC staff with respect to the matters raised in the deficiency letter. The SEC has not informed the Company whether there will be any fines or sanctions which may effect the Company's operations. At this stage of the proceedings, outside counsel is unable to conclude and express an opinion as to the outcome of the matter. In 2010, FINRA requested the Company to provide similar information regarding the matter noted above in which the Company has complied. The Company believes that their response satisfies both the SEC staff's and FINRA's concerns and that there will be no material effects to the Company's operations.

Also, in 2010, FINRA commenced an investigation arising from the termination of a registered representative with the Company. At the time of termination, the registered representative appears to have violated the Company's internal procedures and FINRA rules regarding notification in writing prior to conducting outside business activities. FINRA requested that the Company respond to requests to provide written statements by officers of the Company as well as documents and electronically stored information the FINRA believes may be relevant. The Company has cooperated with FINRA and believes that it has fully complied with FINRA's requests. The Company does not anticipate at this time that FINRA will require that the Company provide any further information in connection with this matter.

Note 5 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2010, the Company had net capital, as defined, of $647,895 which exceeded the required minimum net capital by $547,895. Aggregate indebtedness at December 31, 2010 totaled $179,055 and the ratio of aggregate indebtedness to net capital was .28 to 1.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company transacts its business with customers predominantly located throughout the United States.

Note 7 - Pension Plan

The Company established a defined contribution 401(K) pension plan. The plan covers all eligible employee who has reached the age of 21 and completed 30 days of service. The Company may make matching contribution and additional discretionary contributions to the plan. For the year ended December 31, 2010, the Company made no contributions to the plan.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 21, 2011, the date of the financial statements were available for issuance.

Subsequent to year end, the Company's affiliate terminated its leasing arrangements with the landlord and the Company vacated the premises. In January 2011, the affiliate executed a lease agreement to rent office space for two months expiring March 31, 2011. The lease will automatically terminate on March 31, 2011, unless the affiliate decides not to terminate and lease will continue for the same period of time as the initial term. Monthly lease payments are $1,000. The Company leases this office space, on a month-to-month basis, from the affiliate. The lease payments made by the Company will approximate the payments due by the affiliated to the landlord.

WITENBERG INVESTMENT COMPANIES, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2010

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital	
Stockholder's equity	$ 691,383
Deductions - Non-allowable assets	
Prepaid expenses	19,552
Other receivables	11,000
Property and equipment	12,936
	43,488
Net capital, as defined	**647,895**
Minimum net capital required	100,000
Net capital in excess of minimum requirement	**$ 547,895**
Net capital less greater of 10% of aggregate indebtedness or 120% minimum net capital requirement	**$ 527,895**
Computation of Aggregate Indebtedness	
Accounts payable and other liabilities	**$ 179,055**

Ratio of aggregate indebtedness to net capital

Total aggregate indebtedness	$ 179,055	=	.28
Net capital	$ 647,895		

The ratio of aggregate indebtedness to net capital is .28 to 1 compared to the maximum allowable ratio of 15 to 1.

See accompanying auditors' report.

WITENBERG INVESTMENT COMPANIES, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2010

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Information Relating to the Possession or Control Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Reconciliation of Computation of Net Capital

Net capital, per focus report	$ 647,895
Net capital, as computed	$ 647,895
Aggregate indebtedness, per focus report	$ 179,055
Aggregate indebtedness, as computed	$ 179,055

There are no material differences between the preceding comutation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2010.

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under provisions of Section (k)(2)(ii).

See accompanying auditors' report.

LINDER & LINDER Certified Public Accountants
8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
and Stockholder
Witenberg Investment Companies, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Witenberg Investment Companies, Inc., (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred

to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for limited purpose described in the first and second paragraphs would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

February 21, 2011

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Board of Directors
and Stockholder
Witenberg Investment Companies, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation, Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Witenberg Investment Companies, Inc. (the "Company"), the Securities and Exchange commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries listed in the disbursement journal, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7), noting no differences;

3) Compared any adjustment reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2011

WITENBERG INVESTMENT COMPANIES, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenue	$1,266,979
Additions	
Net loss form principal transactions	120,670
	1,387,649
Deductions	
Commissions, floor brokerage and clearance	
Paid to SIPC members	200,232
Other	2,371
Interest expense	48,234
Total deductions	250,837
SIPC net operating revenues	**$1,136,812**
SIPC general assessment at .0025	$ 2,842
Less: Payments	
July 26, 2010	1,356
February 8, 2011	1,486
	2,842
Balance due	**$ 0**